HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

          March 29, 2012

Mr. W. John Cash                                                                                                 VIA EDGAR AND FEDERAL EXPRESS
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      HNI Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed on February 24, 2012
    File No. 1-14225

Dear Mr. Cash:

This letter sets forth the response of HNI Corporation (the "Company," "we," "us," or "our") to the comment by the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the comment letter dated March 22, 2012 with respect to the above-captioned filing.  The Staff comment appears in bold and italics and the response of the Company follows.  We have repeated the heading and paragraph number from your letter for your convenience.

Operating Segment Information, page 67

We note you have various product lines and brands within each of your reportable segments.  Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50-40.

We respectfully acknowledge the Staff's comment and, in financial statements included in our future Annual Reports on Form 10-K, will disclose revenues from external customers for each group of similar products as required under ASC 280-10-50-40.

********

Mr. W. John Cash U. S. Securities and Exchange Commission March 29, 2012 Page 2
We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure. As requested in your comment letter, we hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned if you have any questions or requests for additional information in connection with our responses. Very truly yours,

Kurt A. Tjaden Vice President and Chief Financial Officer